Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-153509
PROSPECTUS
4,000,000 Shares
DOLAN MEDIA COMPANY
COMMON STOCK, $0.001 Par Value
This prospectus relates to the offer and sale from time to time of up to 4,000,000 shares of our common stock by the selling stockholders identified in this prospectus. These shares were issued by us to the selling stockholders on July 30, 2008 in a private placement pursuant to a securities purchase agreement. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Our common stock is listed on the New York Stock Exchange under the symbol “DM.” On October 2, 2008, the closing sales price of our common stock as reported on the New York Stock Exchange was $9.04 per share.
See “Risk Factors” beginning on page 19 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, page 37 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and page 50 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, which are incorporated herein by reference, as well as “Risk Factors” on page 2 of this prospectus, to read about factors you should carefully consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 3, 2008

ABOUT THIS PROSPECTUS
     On July 30, 2008, pursuant to a securities purchase agreement, dated as of July 28, 2008, we sold 4,000,000 unregistered shares of our common stock described in this prospectus to the selling stockholders for an aggregate purchase price of $64,000,000. Under the securities purchase agreement, we granted the selling stockholders certain registration rights with respect to the shares. This prospectus is part of a registration statement that we have filed with the SEC to satisfy such registration rights. The registration statement utilizes a “shelf” registration process whereby the selling stockholders may sell the shares from time to time in one or more transactions.
     You should rely only on the information contained or incorporated by reference in this prospectus or in any supplement to this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.
     In this prospectus, unless the context requires otherwise, the terms “company,” “we,” “us,” and “our” refer to Dolan Media Company and its consolidated subsidiaries.

THE COMPANY
     We are a leading provider of necessary business information and professional services to the legal, financial and real estate sectors in the United States. We serve our customers through two complementary operating segments: Business Information and Professional Services. Our Business Information Division publishes business journals, court and commercial newspapers and other publications, operates web sites and e-mail notification systems and conducts a broad range of events for targeted professional audiences in the 21 geographic markets that it serves in the United States. Our Professional Services Division comprises two operating units, American Processing Company LLC, or APC, and Counsel Press, LLC. APC provides mortgage default processing services to a law firm in each of Michigan, Indiana, Minnesota, Texas, Georgia and California, as well as directly to mortgage lenders and loan servicers in California. APC recently entered the Texas, Georgia and California markets through its acquisition of National Default Exchange Holdings, L.P. and affiliated entities, collectively referred to as NDEx, on September 2, 2008. We used all of the net proceeds from the sale of the shares in the private placement, along with debt from our credit facility and available cash, to finance the cash purchase price for NDEx. Counsel Press provides appellate services to law firms and attorneys nationwide.
     Our principal executive offices are located at 706 Second Avenue South, Suite 1200, Minneapolis, Minnesota 55402 and our telephone number is (612) 317-9420. Our web site address is www.dolanmedia.com. Information on our web site does not constitute a part of this prospectus.
     For additional information concerning us, please refer to the documents incorporated by reference that are listed under the caption “Documents Incorporated by Reference.”
RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should consider carefully the risks incorporated by reference herein that are described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, as updated in certain instances below, as well as the other information set forth in this prospectus and the documents incorporated by reference herein, including our consolidated financial statements and the notes thereto and our pro forma financial information related to the acquisition of NDEx, before investing in shares of our common stock. If any of the events described in such “Risk Factors” sections occurs or the risks described in such “Risk Factors” sections actually materialize, our business, financial condition, results of operations, cash flow or prospects could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.
     A change in the laws governing public notice requirements, as well as new or increased regulation of residential mortgage products, may delay, reduce or eliminate the amount of public notices required to be published in print, affect how newspapers are chosen for the publication of public notices or adversely change the eligibility requirements for publishing public notices, which could adversely affect our revenues, profitability and growth opportunities.
          In various states, legislatures have considered proposals that would eliminate or reduce the number of public notices required by statute. In addition, some state legislatures have proposed that state and local governments publish notices themselves online. The impetus for the passage of such laws may increase as online alternatives to print sources of information become increasingly familiar and more generally accepted. Some states have also proposed, enacted or interpreted laws to alter the frequency with which public notices are required to be published, reduce the amount of information required to be disclosed in public notices or change the requirements for publications to be eligible to publish public notices. In addition, new or increased government regulation of residential mortgage defaults may result in less or delayed foreclosures and, therefore, the publication of fewer related public notices or a delay in the publication of related public notices. For example, in April 2008, Maryland’s foreclosure law changed to require lenders to wait at least 90 days after default before they can commence an action to foreclose a mortgage. In addition, this law requires lenders to give defaulting mortgagors 45 days written notice of their intent to foreclose. Similarly, Minnesota law recently changed to require lenders to provide a pre-foreclosure notice to defaulting mortgagors, advising them of a right to obtain foreclosure prevention counseling. These changes may adversely affect revenues at our Maryland and Minnesota operations during the third quarter of 2008, and possibly beyond, by delaying when we receive public notices from lenders to publish and potentially decreasing the number of foreclosures, and thus public notices published, in those states. Any changes in laws that materially reduce the amount or frequency of public notices required to be published in print or that adversely change the eligibility requirements for publishing public notices in states where we publish or intend to publish court and commercial newspapers would adversely affect our public notice revenues and could adversely affect our ability to differentiate our business information products, which could have an adverse impact on our revenues, profitability and growth opportunities.
          We have owned and operated the businesses within our Professional Services Division for only a short period of time.
          Our Professional Services Division consists of APC and Counsel Press. We acquired APC, our mortgage default processing service business, in March 2006 and currently own 84.7% of the outstanding membership interests of APC. APC Investments, LLC, a limited liability company owned by the shareholders of our Michigan law firm customer, Trott & Trott, P.C., including APC’s Chairman and Chief Executive Officer, David A. Trott, owns 7.6% of the outstanding membership interest of APC; our Indiana law firm customer, Feiwell & Hannoy Professional Corporation, owns 1.7% of the outstanding membership interests of APC; and the sellers of NDEx, which we acquired in September 2008, own, collectively, 6.1% of the outstanding membership interests of APC. We acquired Counsel Press, our appellate services business, in January 2005. Prior to our acquisition of these businesses, our executive officers, with the exception of Mr. Trott, had not managed or operated a mortgage default processing or an appellate services business. Mr. Trott, in addition to being Chairman and Chief Executive Officer of APC, is also managing attorney of Trott & Trott, and accordingly does not devote his full time and effort to APC. If our executive officers cannot effectively manage and operate these businesses, our Professional Services Division’s operating results and prospects may be adversely affected and we may not be able to execute our growth strategy with respect to this division.
          David A. Trott, the Chairman and Chief Executive Officer of APC, and certain other employees of APC or NDEx, who are also shareholders and principal attorneys of our law firm customers, may under certain circumstances have interests that differ from or conflict with our interests.
          APC’s Chairman and Chief Executive Officer, David A. Trott, its executive vice presidents, senior executives in Indiana and certain members of senior management at NDEx, which we acquired in September 2008, are the principal attorneys and shareholders of APC’s six law firm customers. Almost all of these individuals directly or indirectly own an interest in APC. As a result of these relationships with APC and our law firm customers, Mr. Trott and these individuals may experience conflicts of interest in the execution of their duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, they may be precluded by their ethical obligations as attorneys or may otherwise be reluctant to take actions on behalf of us that are in our best interests, but are not or may not be in the best interests of their law firms or their clients. Further, as licensed attorneys, they may be obligated to take actions on behalf of their law firms or their respective clients that are not in our best interests. In addition, Mr. Trott has other direct and indirect relationships with The Detroit Legal News Publishing, LLC, or DLNP, and APC that could cause similar conflicts. See “Related Party Transactions and Policies — David A. Trott” in our proxy statement filed with the Securities and Exchange Commission on April 7, 2008 and Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for a description of these relationships.
          If the number of case files referred to us by our six current mortgage default processing service law firm customers decreases or fails to increase, our operating results and ability to execute our growth strategy could be adversely affected.
          During 2007, Trott & Trott and Feiwell & Hannoy were the only customers of APC, our mortgage default processing services business, which constituted 77.4% and 65.3% of our Professional Services Division’s revenues in 2007 and 2006, respectively, and 34.1% and 22.1% of our total revenues in 2007 and 2006, respectively. In February 2008, we entered into a fifteen year exclusive services agreement with a Minnesota law firm,

Wilford & Geske. In September 2008, we entered into twenty-five year exclusive services agreements with a Texas law firm, Barrett Daffin, Frappier, Turner & Engel, LLP, as well as a California law firm and a Georgia law firm, both of which are affiliated with the Barrett law firm. Accordingly, we currently have six law firm customers.
          We are paid different fixed fees for each foreclosure, bankruptcy, eviction litigation, and other mortgage default related case file referred by these six firms to us for the provision of processing services. Therefore, the success of our mortgage default processing services business is tied to the number of these case files that each of our law firm customers receives from their mortgage lending and mortgage loan servicing firm clients. In 2007, the top ten clients for Trott & Trott and Feiwell & Hannoy, on an aggregated basis, accounted for over 65% of the case files referred to us for mortgage default and other processing services. Some or all of these top ten clients are also clients of Wilford & Geske, which became APC’s customer in February 2008, and/or the Barrett law firm or its two affiliated law firms, which became APC’s customers in September 2008. Our operating results and ability to execute our growth strategy could be adversely affected if (1) any of our law firm customers lose business from these clients; (2) if these clients are affected by changes in the market and industry or other factors that cause them to be unable to pay for the services of our law firm customer; or (3) if our law firm customers are unable to attract additional business from current or new clients for any reason, including any of the following: the provision of poor legal services, the loss of key attorneys (such as David A. Trott, who has developed and maintains a substantial amount of Trott & Trott’s client relationships), the desire of the law firm’s clients to allocate files among several law firms or a decrease in the number of residential mortgage foreclosures in the six states we do business, including due to market factors or governmental action. A failure by one or more of our law firm customers to pay us as a result of these factors could materially reduce the cash flow of our APC operation and result in losses in that operating unit. Please refer to the risk factors immediately below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 for more information about governmental or other voluntary action on the part of the clients of our law firm customers that could negatively affect APC. Further, we could lose referrals from our law firm customers to the extent that Trott & Trott’s clients direct it to use another provider of mortgage default processing services or the clients of our law firm customers increase the amount of mortgage default processing services that they conduct in-house, and we could lose any law firm customer if we materially breach our services agreements with such customer.
          Regulation of the legal profession may constrain APC’s and Counsel Press’ operations, and numerous issues arising out of that regulation, its interpretation or its evolution could impair our ability to provide professional services to our customers and reduce our revenues and profitability.
          Each state has adopted laws, regulations and codes of ethics that provide for the licensure of attorneys, which grants attorneys the exclusive right to practice law and places restrictions upon the activities of licensed attorneys. The boundaries of the “practice of law,” however, are indistinct, vary from one state to another and are the product of complex interactions among state law, bar associations and constitutional law formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys.
          Pursuant to services agreements between APC and its law firm customers, we provide mortgage default processing services. Through Counsel Press, we provide procedural and technical advice to law firms and attorneys to enable them to file appellate briefs, records and appendices on behalf of their clients that comply with court rules. Current laws, regulations and codes of ethics related to the practice of law pose the following principal risks:
•	State or local bar associations, state or local prosecutors or other persons may challenge the services provided by APC or Counsel Press as constituting the unauthorized practice of law. Any such challenge could have a disruptive effect upon the operations of our business, including the diversion of significant time and attention of our senior management. We may also incur significant expenses in connection with such a challenge, including substantial fees for attorneys and other professional advisors. If a challenge to APC’s or Counsel Press’ operations were successful, we may need to materially modify our professional services operations in a manner that could adversely affect that division’s revenues and profitability and we could be subject to a range of penalties that could damage our reputation in the legal markets we serve. In addition, any similar challenge to the operations of APC’s law firm customers could adversely impact their mortgage default business, which would in turn adversely affect our Professional Service Division’s revenues and profitability; and
•	The services agreements to which APC is a party could be deemed to be unenforceable if a court were to determine that such agreements constituted an impermissible fee sharing arrangement between the law firm and APC.
          Applicable laws, regulations and codes of ethics, including their interpretation and enforcement, could change in a manner that restricts APC’s or Counsel Press’ operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.
          Failure to effectively customize either of our proprietary case management software systems so that they can be used to serve law firm customers in new states could adversely affect our mortgage default processing service business and growth prospects.
          We have two proprietary case management software systems, each of which stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy or eviction case file. One system was initially built for use in Michigan and the other for use in Texas, both of which are primarily non-judicial foreclosure states. Other states, like Indiana, are judicial foreclosures states. As a result, our law firm customers must satisfy different requirements depending on the state in which they serve their clients. When we enter a service agreement with a law firm customer in a state where we do not currently do business, we will need to customize one of our proprietary case management software systems so that it can be used to assist that customer in satisfying the foreclosure requirements of their state. If we are not, on a timely basis, able to effectively customize one of our case management software systems to serve our new law firm customers, we may not be able to realize the operational efficiencies and increased capacity to handle files that we anticipated when we entered the service agreements. At times, we base the fees we agree to receive from these law firm customers for each case file they refer to us on the assumption that we would realize those operational efficiencies. Therefore, the failure to effectively customize our case management software system could impact our profitability under our services agreement with new law firm customers.
          Claims, even if not valid, that our case management software systems, document conversion system or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit us from offering certain services.
          Other persons could claim that they have patents and other intellectual property rights that cover or affect our use of software products and other components of information systems on which we rely to operate our business, including our two proprietary case management software systems we use to provide mortgage default processing services and our proprietary document conversion system we use to provide appellate services. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. If a court determines that one or more of the software products or other components of information systems we use infringes on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property or redesign those products and components in such a way as to avoid infringement. In any event, such situations may increase our expenses or adversely affect the marketability of our services.
          We intend to continue to pursue acquisition opportunities, which we may not do successfully and may subject us to considerable business and financial risks.
     We have grown, and anticipate that we will continue to grow, through opportunistic acquisitions of business information and professional services businesses. While we evaluate potential acquisitions on an ongoing basis, we may not be successful in assessing the value, strengths and weaknesses of acquisition opportunities or consummating acquisitions on acceptable terms. For example, to the extent that market studies performed by third parties, internal company surveys and our own experience, all of which we rely upon but have not independently verified, are not accurate indicators of market and business trends, we may not appropriately evaluate or realize the future market growth or business opportunities in targeted geographic areas and business lines that we expect from an acquisition. Furthermore, we may not be successful in identifying acquisition opportunities and suitable acquisition opportunities may not even be made available or known to us. In addition, we may compete for certain acquisition targets with companies that have greater financial resources than we do. Our ability to pursue acquisition opportunities may also be limited by non-competition provisions to which we are subject. For example, our ability to carry public notices in Michigan and to provide mortgage default processing services in Indiana and Minnesota is limited by non-competition provisions to which we agreed when we purchased a 35.0% membership interest in DLNP and the mortgage default processing service business of Feiwell & Hannoy and Wilford & Geske. We anticipate financing future acquisitions through cash provided by operating activities, borrowings under our bank credit facility and/or other debt or equity financing, which would reduce our cash available for other purposes. For example, we were required to incur additional indebtedness to close the acquisition of NDEx and this additional debt consumed a significant portion of our ability to borrow and may limit our ability to pursue other acquisitions or growth strategies.
     We may incur significant expenses while pursuing acquisitions, which could negatively impact our financial condition and results of operations if we must take a charge for such expenses because we do not consummate a particular acquisition. For example, in the first quarter of 2008, we took a charge of approximately $0.2 million due to professional fees we incurred in connection with an acquisition we were no longer pursuing. We may also be required to take an aggregate charge of approximately $2.2 million in the third and/or fourth quarter of 2008 due to payments and professional fees we have incurred in connection with potential acquisitions that we have not consummated if we believe those acquisitions will not be consummated during the remainder of 2008 or if those acquisitions are not consummated prior to the effectiveness of Statement of Financial Accounting Standard No. 141R, “Business Combinations” in January 2009.
     Acquisitions that we complete may expose us to particular business and financial risks that include, but are not limited to:
•	diverting management’s time, attention and resources from managing our business;

•	incurring additional indebtedness and assuming liabilities;

•	incurring significant additional capital expenditures and operating expenses to improve, coordinate or integrate managerial, operational, financial and administrative systems;

•	experiencing an adverse impact on our earnings from non-recurring acquisition-related charges or the write-off or amortization of acquired goodwill and other intangible assets;

•	failing to integrate the operations and personnel of the acquired businesses;

•	facing operational difficulties in new markets or with new product or service offerings; and

•	failing to retain key personnel and customers of the acquired businesses, including subscribers and advertisers for acquired publications and clients of the law firm customers served by acquired mortgage default processing businesses.
     We may not be able to successfully manage acquired businesses or increase our cash flow from these operations. If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than other profitable areas. For example, upon the closing of our acquisition of NDEx, which occurred in September 2008, APC began (1) operating in three new states, which may place a strain on our management and internal systems, processes and controls, and (2) providing mortgage default processing services directly to mortgage lenders and loan servicers in California and operating a real estate title company, with which we have no or limited experience. Furthermore, to the extent that our growth strategy for APC includes NDEx starting operations in new states to service offices established by the Barrett law firm or firms or lawyers affiliated with the Barrett law firm, as opposed to our historical focus of acquiring an existing mortgage default processing business from a law firm that serves a particular state, we will rely heavily on the ability of the Barrett law firm to successfully open offices or partner with other law firms or lawyers in such other states and on the ability of Michael Barrett and other members of NDEx’s senior management team to successfully execute this strategy. If we are unable to successfully address the risks associated with this acquisition, or if we encounter unforeseen expenses, difficulties, complications or delays in integrating, operating or expanding NDEx’s business, NDEx may not be accretive to our earnings per share and could negatively impact our growth.
          We may be required to incur additional indebtedness if any of the minority members of APC exercises its put right with respect to its membership interest in APC.
          Under the terms of APC’s operating agreement (as amended and restated), the minority members of APC have the right to require APC to repurchase all or any portion of their membership interests in APC (currently 15.3%). As of June 30, 2008, taking into account the change in ownership of APC and the additional debt incurred to finance the acquisition of NDEx in September 2008, the redemption value of the put right of the minority members of APC was $14,700,790. APC Investments and Feiwell & Hannoy (holding 9.2% in the aggregate) may exercise this right within the six month period following August 2, 2009. The remaining minority members of APC (holding 6.1% in the aggregate) may exercise this right within the six month period following September 2, 2012. We will incur additional indebtedness in the future if any minority member of APC exercises its put right because the purchase price paid by APC in connection with any such repurchase would be in the form of a three-year unsecured note. The principal amount of the note would be equal to (x) 6.25 times APC’s trailing twelve month EBITDA, less the aggregate amount of any interest-bearing indebtedness of APC as of the repurchase date, multiplied by (y) such minority member’s percentage ownership interest in APC. Such note would bear interest at a rate equal to prime plus 2%. If we are required to incur this additional indebtedness, it could decrease the amount of working capital available to fund our operations, which could impair our ability to operate and grow our business as planned.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains and/or incorporates by reference forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are statements such as those contained in projections, plans, objectives, estimates and anticipated future economic performance, as well as assumptions relating to any of the foregoing. We have based these forward-looking statements on our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “goal,” “continue” and similar expressions or terminology. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include:
•	our business operates in highly competitive markets and depends upon the economies and the demographics of the legal, financial and real estate sectors in the markets we serve and changes in those sectors could have an adverse effect on our revenues, cash flows and profitability;

•	a decrease in paid subscriptions to our print publications could adversely affect our circulation revenues to the extent we are not able to sufficiently increase our print subscription rates and adversely affect our advertising and display revenues to the extent advertisers begin placing fewer print advertisements with us due to print decreased readership;

•	we have owned and operated the businesses in our Professional Services Division (APC and Counsel Press) for a short period of time;

•	APC’s revenues are very concentrated, as APC provides mortgage default processing services primarily to six law firm customers, and if the number of case files referred to APC by these law firm customers decreases or fails to increase, our operating results and ability to execute our growth strategy could be adversely affected;

•	key attorneys at each of APC’s six law firm customers are employed by APC or NDEx and almost all of these attorneys hold a direct or indirect equity interest in APC. As a result, these key attorneys may, in certain circumstances, have interests that differ from or conflict with our interests;

•	regulation of sub-prime, Alt-A and other residential mortgage products, including bills introduced in states where APC does business and the Housing and Economic Recovery Act of 2008, and voluntary foreclosure relief programs developed by the Hope Now Alliance, a consortium that includes loan servicers, may have an adverse affect on or restrict our operations;

•	a key component of our operating income and operating cash flows has been, and may continue to be, our minority equity investment (35%) in DLNP;

•	we are dependent on our senior management team, especially James P. Dolan, our founder, Chairman, President and Chief Executive Officer; Scott J. Pollei, our Executive Vice President and Chief Financial Officer; Mark W.C. Stodder, our Executive Vice President Business Information; and David A. Trott, Chairman and Chief Executive Officer of APC;

•	we intend to continue to pursue acquisition opportunities, which we may not complete or integrate successfully into our business and which may subject us to considerable business and financial risk and/or expense;

•	growing our business may place a strain on our management and internal systems, processes and controls;

•	we incurred additional indebtedness to close the acquisition of NDEx and this additional debt has consumed a significant portion of our ability to borrow and may limit our ability to pursue other acquisitions or growth strategies;

•	as we did for the acquisition of NDEx, we may be required to incur additional indebtedness or raise additional capital to fund other acquisitions, which may not be available to us at all or on acceptable terms when needed; and

•	the acquisition of NDEx may expose us to particular business and financial risks that include, but are not limited to: (1) diverting management’s time, attention and resources from managing the business; (2) incurring significant additional capital expenditures and operating expenses to improve, coordinate or integrate managerial, operational, financial and administrative systems; (3) failing to integrate the operations, personnel and internal controls of NDEx into APC or to manage NDEx or our growth; and (4) facing operational difficulties in new markets or with new service offerings.
          See “Risk Factors” in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 for a description of these and other risks, uncertainties and factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.
          You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS
     The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.
SELLING STOCKHOLDERS
     The following table provides information regarding the selling stockholders and the number of shares each selling stockholder is offering. We have prepared this table based on information furnished to us by, or on behalf of, the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares for which the indicated selling stockholder exercises voting or investment power. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated in the footnotes to the table, we believe that the selling stockholders have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 29,953,949 shares of our common stock outstanding as of September 15, 2008.
     This prospectus covers the resale of the shares issued to the selling stockholders in a private placement on July 30, 2008. The shares are included in this prospectus pursuant to registration rights we granted to the selling stockholders in the securities purchase agreement that we entered into in connection with the private placement. The shares may be sold from time to time by the selling stockholders, by those persons or entities to whom they transfer, donate, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes each selling stockholder sells all of the shares being registered by us and does not acquire any additional shares of our common stock. The selling stockholders may sell less than all, including none, of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling stockholders will sell under this prospectus or when any such sales will occur. We have agreed to keep the registration statement of which this prospectus is a part effective for the selling stockholders until the earlier of the date on which (1) the shares being registered may be resold by the selling stockholders without registration and without regard to any volume limitations or current public information requirements by reason of Rule 144 under the Securities Act and (2) the shares have been resold pursuant to the registration statement or Rule 144 under the Securities Act.
     The selling stockholders have not held any position or office or had any other material relationship with us within the past three years, other than their ownership of shares of our common stock as described below and the issuance of the shares described in this prospectus pursuant to the securities purchase agreement.

	Number of
	Shares
	Beneficially	Number of	Shares Beneficially Owned Upon
	Owned Before	Shares Being	Completion of the Offering
Name of Selling Stockholder	the Offering	Offered	Number	Percent
TCS Capital, L.P. (1)	192,390	79,200	113,190	*

TCS Capital II, L.P. (1)	1,050,597	432,600	617,997	2.1%

TCS Capital Investments, L.P. (1)	1,762,259	725,700	1,036,559	3.5%

Shannon River Partners II LP (2)	216,000	216,000	—	—

Shannon River Partners LP (2)	51,000	51,000	—	—

Shannon River Partners Ltd. (3)	113,000	113,000	—	—

Doonbeg Fund LP (2)	20,000	20,000	—	—

	Number of
	Shares
	Beneficially	Number of	Shares Beneficially Owned Upon
	Owned Before	Shares Being	Completion of the Offering
Name of Selling Stockholder	the Offering	Offered	Number	Percent
Atlas Master Fund, Ltd. (4)	100,000	100,000	—	—

Altairis Offshore (held in the name of BMO Nesbitt Burns Inc.) (5)	153,500	153,500	—	—

Altairis Offshore Levered (held in the name of BMO Nesbitt Burns Inc.) (5)	296,500	296,500	—	—

Gerlach & Co. (6)	28,587	28,587	—	—

Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems (6)	6,925	6,925	—	—

Calhoun & Co FFC City of Dearborn General Employees Retirement Systems (6)	3,375	3,375	—	—

William Blair Small Cap Growth Fund (6)	429,146	429,146	—	—

Maril & Co FFC Hartmarx Retirement Income Trust (6)	8,240	8,240	—	—

Booth & Co. FFC Rush University Medical Center Endowment Account (6)	10,756	10,756	—	—

Booth & Co. FFC Rush University Medical Center Pension and Retirement (6)	12,971	12,971	—	—

T. Rowe Price New Horizons Fund, Inc. (7)	940,000	340,000	600,000	2.0%

City of New York Deferred Compensation Plan — NYC 457/401K Small Cap Account (7)	26,500	9,800	16,700	*

T. Rowe Price New Horizons Trust (7)	26,600	9,800	16,800	*

T. Rowe Price U.S. Equities Trust (7)	1,500	1,500	—	—

T. Rowe Price Media & Telecommunications Fund, Inc. (7)	420,000	420,000	—	—

TD Mutual Funds — TD Entertainment & Communications Fund (7)	31,400	31,400	—	—

GLG North American Opportunity Fund (8)	1,074,753	500,000	574,753	1.9%

*	Less than 1.0%

(1)	TCS Capital GP, LLC, as the general partner of each of (i) TCS Capital, L.P., (ii) TCS Capital II, L.P. and (iii) TCS Capital Investments, L.P., and Eric Semler, as manager of TCS Capital, GP, have voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares.

(2)	Shannon River Fund Management Co. LLC, as the investment advisor to each of (a) Shannon River Partners, L.P, (b) Shannon River Partners II, L.P. and (c) Doonbeg Fund, LP., and Spencer Waxman, as managing member of Shannon River Fund Management Co. LLC, have sole voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares.

(3)	Shannon River Global Management LLC, as the investment advisor to Shannon River Partners Ltd., and Spencer Waxman, as managing member of Shannon River Global Management LLC, have sole voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares.

(4)	Atlas Global, LLC (“AG”), Atlas Global Investments, Ltd. (“AGI”) and Atlas Institutional Fund, Ltd. (“AIF”), as the owners of 9.00%, 90.00% and 1.00%, respectively, of the equity interests of Atlas Master Fund, Ltd. (“AMF”), have shared voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares. Balyasny Asset Management L.P. (“BAM”), as investment manager of each of AG, AGI and AIF, and Dmitry Balyasny, as the sole managing member of the general partner of BAM, have sole voting and/or investment power with respect to these shares and, therefore, may also be deemed to be the beneficial owner of these shares.

(5)	Polar Securities Inc., as the investment manager to each of (a) Altairis Offshore and (b) Altairis Offshore Levered, has sole voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares.

(6)	William Blair & Company, LLC, as investment advisor to each of (a) Gerlach & Co., (b) Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems, (c) Calhoun & Co FFC City of Dearborn General Employees Retirement Systems, (d) William Blair Small Cap Growth Fund, (e) Maril & Co FFC Hartmarx Retirement Income Trust, (f) Booth & Co. FFC Rush University Medical Center Endowment Account and (g) Booth & Co. FFC Rush University Medical Center Pension and Retirement, has voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares. However, William Blair & Company, LLC expressly disclaims beneficial ownership of these shares.

(7)	T. Rowe Price Associates, Inc., as investment advisor to each of (a) T. Rowe Price New Horizons Fund, Inc., (b) City of New York Deferred Compensation Plan — NYC 457/401K Small Cap Account, (c) T. Rowe Price New Horizons Trust, (d) T. Rowe Price U.S. Equities Trust, (e) T. Rowe Price Media & Telecommunications Fund, Inc. and (f) TD Mutual Funds — TD Entertainment & Communications Fund, has sole voting and/or investment power with respect to these shares and, therefore, may be deemed to be the beneficial owner of these shares; however, T. Rowe Price Associates, Inc. expressly disclaims beneficial ownership of these shares. T. Rowe Price Associates, Inc. is the wholly-owned subsidiary of T. Rowe Price Group, Inc., a publicly traded financial services holding company. T. Rowe Price Associates, Inc. is an affiliate of T. Rowe Price Investment Services, Inc., a registered broker-dealer with which it is under common control. T. Rowe Price Investment Services, Inc. was not involved with the purchase, and will not be involved with the sale, of these shares. The selling stockholder has represented to us that (1) it purchased the shares for its own account, for investment only and not with a view toward selling or distributing them and (2) at the time of purchase, it had no agreements or understandings with any person or entity to distribute the shares.

(8)	GLG Partners, LP (the “Investment Manager”), which serves as the investment manager to GLG North American Opportunity Fund (“NAO Fund”), may be deemed to be the beneficial owner of all shares owned by NAO Fund. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG, Inc. GLG Partners Limited (the “General Partner”), which serves as the general partner of the Investment Manager, with respect to the shares held by NAO Fund, may be deemed to be the beneficial owner of all shares owned by NAO Fund. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are the Managing Directors of the General Partner. GLG Partners, Inc. (the “Parent Company”), which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of the Shares owned by NAO Fund. Each of the Investment Manager, the General Partner, the Parent Company, GLG, Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
     This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.
PLAN OF DISTRIBUTION
     The shares covered by this prospectus may be offered, sold or distributed from time to time by the selling stockholders named in this prospectus or by their donees, pledgees, transferees or other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices or at fixed prices, which may change from time to time. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any selling stockholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock.
     The selling stockholders may offer their shares at various times in one or more of the following transactions:
•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on any national securities exchange, such as the New York Stock Exchange, on which our common stock may be listed or quoted;

•	in an over-the-counter distribution;

•	in transactions in which brokers, dealers or underwriters purchase the shares as principals and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives that may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	in a combination of any of the foregoing transactions; or

•	any other method permitted pursuant to applicable law.
     In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.
     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by it. If a selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. A selling stockholder also may transfer and donate shares in other circumstances. If a selling stockholder donates or otherwise transfers its shares, the number of shares beneficially owned by it will decrease as and when it takes these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors in interest will be selling stockholders for purposes of this prospectus or, if required, a supplement filed pursuant to Rule 424(b)(3) of the Securities Act to identify the recipient as a selling stockholder and disclose any other relevant information.
     The selling stockholders also may engage in hedging transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. In addition, the selling stockholders may sell shares short after the effective date of the registration statement of which this prospectus is a part and redeliver shares to close out such short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers that require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.
     The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus may be deemed underwriters within the meaning of the Securities Act. The persons acting as brokers, dealers, underwriters or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. In addition, the broker-dealers’ or their affiliates’ commissions, discounts or concessions, and any profits on the sale of shares by selling stockholders who are deemed to be underwriters, may be deemed underwriters’ compensation under the Securities Act. Neither we, nor any selling stockholder, can presently estimate the amount of that compensation. We will make copies of this prospectus and any supplements or amendments hereto available to each selling stockholder or any of its agents or broker-dealers for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
     To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer, the name(s) of the selling stockholder and of the participating agent, underwriter or broker-dealer, the number of shares to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.
     The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of or during that distribution. The foregoing may affect the marketability of the shares and the availability of any person or entity to engage in market-making activities with respect to the shares.
     Under the securities laws of some states, to the extent applicable, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     We cannot assure you that any selling stockholder will sell any or all of its shares of common stock pursuant to this prospectus. Once sold pursuant to this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
     Under the securities purchase agreement with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees or stock transfer taxes. We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us, our directors and our officers who sign the registration statement of which this prospectus is a part against certain liabilities arising in connection with this offering, including liabilities that could arise under the Securities Act. The selling stockholders may agree to indemnify any agent, underwriter or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.
LEGAL MATTERS
     The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Katten Muchin Rosenman LLP, Chicago, Illinois.

EXPERTS
     The consolidated financial statements of (1) Dolan Media Company and its subsidiaries as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006, and 2007 and (2) National Default Exchange Holdings, LP (and Predecessor) as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, incorporated by reference in this prospectus, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm (which audit of Dolan Media Company is based in part on the report of Virchow, Krause & Company, LLP, an independent registered public accounting firm, in connection with its audit of the financial statements of The Detroit Legal News Publishing, LLC), and are so incorporated by reference in reliance upon its report and upon the authority of such firms as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s web site at http://www.sec.gov. Our shares of common stock are listed on the New York Stock Exchange and you can inspect our reports, proxy statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the shares of common stock being offered by the selling stockholders. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained or incorporated by reference in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. Anyone may obtain the registration statement and its exhibits and schedules from the SEC.
DOCUMENTS INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. Information in this prospectus updates, and in some cases supersedes, information incorporated by reference from documents we have filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and, in some cases, supersede the information contained or incorporated by reference in this prospectus.
     The following documents that we have previously filed with the SEC are incorporated by reference into this prospectus:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008;

•	the portions of our Definitive Proxy Statement on Schedule 14A for the 2008 annual meeting of stockholders that are incorporated by reference in our Annual Report on Form 10-K for fiscal year ended December 31, 2007;

•	our Current Reports on Form 8-K filed with the SEC on January 30, 2008, February 15, 2008, February 25, 2008, May 2, 2008, June 25, 2008, July 28, 2008, July 29, 2008, August 7, 2008 and September 2, 2008;

•	our Current Reports on Form 8-K/A (Amendment No. 1) filed with the SEC on August 12, 2008 (2 filings) and September 16, 2008; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 17, 2007 and any amendments thereto filed to update the description.
     In addition, all documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all of the shares covered by this prospectus are incorporated by reference into, and deemed a part of, this prospectus from the date of filing of those documents.
     Copies of these filings are available free of charge on our web site, www.dolanmedia.com. In addition, if you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference. These documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are specifically incorporated by reference into a document. You should direct any requests for documents to Dolan Media Company, 706 Second Avenue South, Suite 1200, Minneapolis, Minnesota 55402, telephone: (612) 317-9420.